Exhibit 99.3

EZGO ANNOUNCES FINANCIAL RESULTS FOR THE SIX MONTHS ENDED MARCH 31, 2025

JIANGSU, CHINA, July 1, 2025 -- EZGO Technologies Ltd. (Nasdaq: EZGO) (“EZGO” or “we”, “our”, or the “Company”), a leading short-distance transportation solutions provider in China, today announced its unaudited financial results for the six months ended March 31, 2025.

Financial Highlights (all results compared to the prior fiscal year period unless otherwise noted)

●	Gross margin from continuing operations increased to 10.2% in first half year of 2025, compared with 8.9% in first half year in 2024 and gross profit increased 10.3% to $671,468 in first half year of 2025.

●	Net loss significantly decreased from $4.7 million in the first half year in 2024 to $1.3 million in the first half year of 2025.

●	Cash and cash equivalents was approximately $3.4 million and $0.4 and million as of September 30, 2024 and March 31, 2025, respectively.

Management Commentary

While we are suffering recurring net loss, we successfully boosted our gross profit and narrowed our net losses from $4.7 million in the first half year of 2024 to $1.3 million in the first half year of 2025. During the six months ending on March 31, 2025, the revenue from sales of battery cells and packs slightly decreased mainly due to the tense competition in lead-acid battery market, and we are trying to promote other types of battery cells and packs sales, such as lithium battery and energy storage battery. We’re leveraging maintenance service growth to compensate for lower electronic control system sales. Looking ahead, we are strategically shifting resources away from underperforming areas. After careful consideration, we decided to dispose of our e-bicycle business, which had been facing intense market competition and declining sales.

We’re intensifying our focus on high-value services and lithium battery technology while optimizing our cost structure. Market competition remains intense, but our streamlined portfolio and efficiency gains position us to capitalize on recovery opportunities.

Financial Review for the Six Months Ended March 31, 2025

Net Revenues from continuing operations

Net revenues from continuing operations for the six months ended March 31, 2025 were approximately $6.6 million, a 3.5% decrease from approximately $6.8 million for the six months ended March 31, 2024. The decrease in revenues was mainly driven by the decrease in sales of cells and packs and sales of electronic control systems, and partially offset by the increase of maintenance service revenue.

The following table identifies revenue from continuing operations, as well as reportable segments for the six months ended March 31, 2024 and 2025:

		For the six months ended March 31,				Change
	Segment	2024	%	2025	%	Amount	%
Sales of battery cells and packs	Battery cells and packs segment	$5,847,751	85.9	$5,518,183	84.0	$(329,568)	(5.6)
Sales of electronic control system	Electronic control system sales segment	739,390	10.9	636,356	9.7	(103,034)	(13.9)
Others	Others	216,821	3.2	410,828	6.3	194,007	89.5
Total net revenue from continuing operations		$6,803,962	100.0	$6,565,367	100.0	$(238,595)	(3.5)

The revenue from sales of battery cells and packs for six months ended March 31, 2025 was $5,518,183, compared to $5,847,751 for six months ended March 31, 2024, representing a slight decrease of 5.6%, which was mainly due to the decrease in sales volume of lead-acid battery due to intensified competition. Overall, the revenue generated from the sales of lithium battery packs was $4,851,428 for the six months ended March 31, 2025, which remains stable compared with the six months ended March 31, 2024. The revenue generated from the sales of the lead-acid battery packs was $373,750 for the six months ended March 31,2025 compared $931,801 for the six months ended March 31, 2024.

The revenue from sales of electronic control systems for six months ended March 31, 2025 was $636,356, decreased by 13.9% compared with the six months ended March 31, 2024, owing to the decreased sales volume due to the downward market environment and the lower price of Changzhou Higgs to maintain the market share.

The revenue from others segment mainly consists of maintenance service revenue. Driven by the customer base accumulated from the electronic control system sales business over the past two years and the growing market demand, the maintenance service revenue increased from $175,627 for six months ended March 31, 2024 to $360,350 for six months ended March 31, 2025, representing an increase of 105.2%.

Cost of Revenues

Cost of revenues consists primarily of purchase cost of battery packs, purchase of components of the electronic control system, depreciation, maintenance, and other overhead expenses.

Our cost of revenues decreased by $301,179, or 4.9%, to $5,893,899 for six months ended March 31,2025 from $6,195,078 for six months ended March 31, 2024, which was primarily due to the decreased sales of battery cells and packs. The change in cost of revenue directly corresponded with the change in revenue from the sales of battery cells and packs segment.

Gross Profit

Gross profit for the six months ended March 31, 2024 and 2025 was $608,884 and $671,468, or 8.9% and 10.2% of net revenues, respectively.

Gross profit margin for six months ended March 31, 2025 increased from 8.9% to 10.2%, primarily due to the higher margin of maintenance service. The increase in gross profit margin of maintenance service increased to 43.1% for the six months ended March 31, 2025 from 24.5% for the six months ended March 31, 2024, which was mainly due to the further amortization of fixed costs with increased revenues and the higher unit price of maintenance labor hours. The gross profit margin from sales of battery cells and packs increased slightly from 4.4% to 4.5% for six months ended March 31, 2025.

Selling and Marketing Expenses

Our selling and marketing expenses decreased by $31,451, or approximately 21.1%, to $117,772 for the six months ended March 31, 2025 from $149,223 for the six months ended March 31, 2024, which was attributable to a decrease of $15,745 in employee payroll expense driven by the decrease in sales department headcount.

General and Administrative Expenses

Our general and administrative expenses decreased by $637,656, or approximately 34.7%, to $1,200,042 for the six months ended March 31, 2025 from $1,837,698 for the six months ended March 31, 2024. The decrease was primarily driven by the decrease in share-based compensation expense of $339,488 and the liquidated damages expense of $138,766 for the six months ended March 31, 2024.

Research and Development Expenses

Our research and development expenses decreased slightly by $5,863, or 1.5%, to $389,572 for the six months ended March 31, 2025 from $395,435 for the six months ended March 31, 2025, which remains relatively stable.

Other Expense/(income), Net

We recorded other expense, net of $1,395,560 and other income, net of $122,977 for the six months ended March 31, 2024 and 2025, respectively. The significant decrease in other expense, net is primarily attributable to the decrease in impairment loss of goodwill, which was approximately $1.4 million for the six months ended March 31, 2024, compared to nil for the six months ended March 31, 2025.

Income Tax (Benefits)/Expense, Net

We recorded income tax benefits of $79,488 and income tax expense of $21,334 for the six months ended March 31, 2024 and 2025, respectively. The reason was due to the shift from the recognition of deferred tax assets for the six months ended March 31, 2024 to the recognition of deferred tax liabilities for the six months ended March 31, 2025, owing to the decrease of interest income from related parties.

Loss from discontinued operations

Due to the declining performance of sales of e-bicycle business, we determined to dispose the variable interest entity, Jiangsu EZGO Electronic Technologies Co., Ltd. (“Jiangsu EZGO”), and its subsidiaries. On March 30, 2025, our Board of Directors approved this disposal of Jiangsu EZGO and its subsidiaries. The VIE and subsidiaries mainly operated in sales of E-bicycles business in PRC. The disposal of the sales of E-bicycles business represented a strategic shifts that had a major impact on our financial results, and met the held-for-sale criteria, which trigger discontinued operations accounting in accordance with ASC 205-20-45. Therefore, the historical financial results of the sales of E-bicycles business were classified as discontinued operation and the related assets and liabilities associated with the discontinued operations of the prior year were reclassified as assets/liabilities held for sale to provide comparable financial information.

Loss from discontinued operations was $1.5 million and $0.2 million for the six months ended 2024 and 2025, respectively. The decrease in loss from discontinued operations mainly resulted from the shift from gross loss for the six months ended 2024 to gross profit for the six months ended 2025, and the decrease in general and administrative expenses from discontinued operations:

Net revenue from discontinued operations mainly consists of the revenue generated from the sales of e-bicycles for the six months ended March 31, 2024 and 2025. Net revenue from discontinued operations decreased by 57.5% to $752,748 for six months ended March 31, 2025 from $1,771,339 for six months ended March 31, 2024, mainly due to the decline sales volume of the e-bicycles resulted from the fierce competition of the e-bicycle industry.

Cost of revenues from discontinued operations mainly consists of the purchase cost of e-bicycles and the depreciation cost for charging piles rental business. Cost of revenues from discontinued operations decreased by 61.1% to $736,438 for six months ended March 31, 2025 from $1,892,416 for six months ended March 31, 2024. The decrease in the cost of sales of e-bicycles was in line with the decrease in its revenues. The cost of charging piles rental business, which generated minimal revenue, dropped significantly, driven by the decrease in depreciation cost from the charging piles disposed in June 2024. Consequently, the gross profit from discontinued operations shifted from a gross loss of $121,077 for the six months ended March 31, 2024 to a gross profit of $16,310 for the six months ended March 31, 2025.

General and administrative expenses from discontinued operations mainly decreased by 90.9% to $111,527 for six months ended March 31, 2025 from $1,227,262 for the six months ended March 31, 2024, which was primarily due to the decrease in credit losses for accounts receivable and advances to suppliers. For the six months ended March 31, 2025, the credit losses for accounts receivable and advances to suppliers for discontinued operations amounted to $1,590 and nil, respectively, compared to $946,578 and $209,046 for the six months ended March 31, 2024, respectively.

Net Loss from continuing and discontinued operations

Net loss from continuing and discontinued operations for the six months ended March 31, 2025 was approximately $1.3 million, compared to approximately $4.7 million for the same period in 2024, as a result of the explanations discussed above.

Segment Information

We operate in three segments for the six months ended March 31, 2024 and 2025: (i) sales of battery cells and packs, (ii) sales of electronic control system and (iii) others, which mainly included the sales of second-hand machinery, the provision of maintenance services and photovoltaic engineering contracting. The sales of battery cells and packs segment engaged in selling battery packs. The electronic control system and intelligent robot segment engage in selling electronic control systems and intelligent robots. To explore and expand potential customers, we started to provide comprehensive machine maintenance services during 2023, and started to provide second-hand machinery sales during 2024. The revenue from comprehensive machine maintenance service and second-hand machinery sales for six months ended March 31, 2025 was included in others segment for segment reporting.

The following tables present a summary of each reportable segment’s revenue and income from continuing operations—excluding the e-bicycle sales segment, which is disclosed as a discontinued operation for the six months ended March 31, 2024, and 2025:

	Six months Ended March 31, 2024
	Battery cells and packs sales segment	Electronic control system sales segment	Others	Total
Revenue from external customers	$5,847,751	$739,390	$216,821	$6,803,962
Segment loss before tax and share of loss of equity method investments	(172,846)	(1,825,115)	(1,171,071)	(3,169,032)
Segment gross profit margin	4.4%	43.7%	14.4%	8.9%

	Six months Ended March 31, 2025
	Battery cells and packs sales segment	Electronic control system sales segment	Others	Total
Revenue from external customers	$5,518,183	$636,356	$410,828	$6,565,367
Segment loss before tax and share of loss of equity method investments	(88,207)	(95,106)	(729,628)	(912,941)
Segment gross profit margin	4.5%	41.7%	38.9%	10.2%

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